July 30, 2009	Thor Industries, Inc.
419 West Pike Street
Jackson Center, OH 45334
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Lyn Shenk
Branch Chief

Re:	Thor Industries, Inc.
File No. 001-09235
Form 10-K: For the fiscal year ended July 31, 2008
Form 10-Q: For the quarterly period ended January 31, 2009
Form 10-Q: For the quarterly period ended April 30, 2009
Ladies and Gentlemen:
Set forth below are the responses of Thor Industries, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 1, 2009 with respect to the Form 10-K and Forms 10-Q referenced above.
For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-K or Form 10-Q unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-K or Form 10-Q. All numbers are in thousands, except where noted otherwise and except for per share and per unit data.
Form 10-K: For the fiscal year ended July 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2008 vs. Fiscal 2007
Segment Reporting, page 17
1.	We have reviewed the proposed disclosure that you provided in response to our prior comment numbers 1 and 2. In this regard, we note that you have revised your disclosure to quantify the period-to-period changes in each segment’s (i) aggregate material, labor, freight-out and warranty costs and (ii) overhead costs, on an absolute basis, as well as a percentage of net sales. However, your revised disclosure does not discuss whether the actual unit costs of each segment’s products have been impacted by factors such as changes in labor rates or the purchase price of materials. For example, based upon your response to our prior comment number 3, it appears that you use standard costing to capture labor and material costs. Yet, your revised disclosure does not (a) discuss whether your standard unit costs have changed or remained the same for your comparable reporting periods or (b) provide the underlying reason(s) for any changes to standard unit costs, if applicable. Furthermore, we believe you should quantify each significant component of inventory and overhead cost for each segment at an appropriate disaggregated level of detail, including the unallocated manufacturing costs described in your response to prior comment number 3, along with the effects on average cost of products produced, and discuss the underlying reasons for changes in such amounts. Based upon the observations noted above, please expand your MD&A disclosure as appropriate. We believe an analysis at a greater level of detail will provide investors with a more complete understanding of the factors affecting the results of operations for each segment. It also appears to us that changes in the number of units sold between comparable periods also impacts the amount of gross profit reported in each period such that it should be discussed to the extent material. Please provide your proposed disclosure as part of your response.

For your convenience, we have attached to this letter as Exhibit I a cumulative revision to the FISCAL 2008 VS. FISCAL 2007 section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the fiscal year ended July 31, 2008 that illustrates the disclosure we propose to address your comments in your March 9, 2009, May 7, 2009 and July 1, 2009 letters.

Paragraphs marked with brackets, represent responses from our first two letters which in some instances have been modified as part of our current response. The first digit in the brackets corresponds to the date of our previous responses (1—April 6, 2009; 2—June 4, 2009). The second digit refers to the comment number in the respective letter. In addition, alpha reference is made in braces to indicate the specific paragraphs of the disclosure where your comment is addressed.

Unit costs of each segment’s products

In this regard, we note that, notwithstanding our response to your prior comment number 3, we do not use standard costing to capture labor and material costs. Rather, the Company’s inventory is determined based on the actual cost of material and labor and allocations of variable and fixed manufacturing overhead.

Components of inventory and overhead costs

In Exhibit I, we have included the key components of inventory cost that are prepared for and monitored by management on a regular basis, consisting of material, labor, freight-out and warranty. These are all variable costs which fluctuate with sales volume and so we have presented them in the aggregate and also as a percentage of net sales. In addition, we have broken out overhead costs by separately disclosing variable costs in manufacturing overhead and fixed costs in manufacturing overhead to provide more detail on how sales volume affects our costs of products sold. See paragraphs marked
{A — See Exhibit I}.

Gross profit — impact of changes in number of units sold

See paragraphs marked {A — See Exhibit I}.

2.	In connection with the above comment, it is not clear how the dollar amount of the changes in the manufacturing overhead costs for each segment referred to in your proposed disclosure contained in the response to comment 1 correlate to the percentages indicated therein and the associated dollar amount of net sales. For example, for towables, net sales were $1,763,099 and $1,890,100 for 2008 and 2007, respectively. Applying the associated indicated percentages of 7.3% and 7.0% for 2008 and 2007, respectively, for a difference of $3,601 rather than the difference of $9,561 indicated. Please clarify.

As noted in our response to comment number 1 above, we have separately disclosed the fixed and variable manufacturing overhead to provide more detail on how sales volume affects our cost of products sold. In addition, we have separately disclosed the impairment charges that impacted cost of products sold. We confirm that the dollar amount of the changes in manufacturing overhead costs now correlate to the percentages indicated in the disclosure and the associated dollar amount of net sales. See paragraphs marked {A — See Exhibit I}.

3.	We note that the proposed disclosure that has been provided in response to our prior comment number 4 does not discuss the underlying reasons for the changes in certain components of your segments’ selling, general, and administrative expenses. For example, we note that during fiscal year 2008, insurance and accounting costs increased for each of your segments and corporate without explanation. Please expand your disclosure to discuss the underlying reason(s) for the fluctuation in each item identified as a contributor to the period-to-period changes in your segments’ selling, general, and administrative expenses. Please provide your proposed disclosure as part of your response.

We believe that our disclosure of our segments’ selling, general and administrative expenses, as revised in Exhibit I, describes the underlying reasons for the fluctuation of each component of selling, general and administrative expense where the fluctuation is significant. In this regard, the disclosure has been expanded to discuss the underlying reason for the changes in the costs identified. See paragraphs marked {B — See Exhibit I}.

4.	Refer to your response to prior comment number 5 and the revised disclosure proposed therein. Please ensure to integrate this proposed disclosure into the analysis on gross profit and margin for each segment in the proposed disclosure contained in the response to prior comment number 1 as appropriate so that investors may readily have a comprehensive analysis of all material factors impacting cost of sales, gross profit and margin. For example, correlate the relationship on gross profit and margin of the increase in average prices associated with a greater proportion of sales of higher priced units and the related increased costs associated with such units. On the point of a greater proportion of sales of higher priced units, consider additional disclosure in support of this as such relationship is not apparent from the expanded tables contained in the response to comment number 2 in your letter to us of April 6, 2009. In connection with this, clearly delineate and explain the respective impacts of increased average prices and discounting and incentives on net sales, gross profit and margin, as these appear to be counter to one another.

Please see Exhibit I, paragraphs marked {C} for an illustration of our proposed revised disclosure. We have incorporated increases in average price, discounting and impact on gross profit into the revised disclosure. We have clarified the disclosure by including discounting as part of the explanation related to the fluctuations of average price and included disclosure that the costs of additional features demanded by customers were not fully recovered, resulting in decreased gross profit.
Critical Accounting Principles, page 22
5.	We note from your response to our prior comment number 3 that you use standard costing to measure the material and labor costs included in inventory, and you allocate overhead based upon its relative percentage to direct labor during periods when production approximates normal capacity and also based upon management’s judgment. Given that judgment is involved in estimating inventory costs, abnormal overhead costs, and inventory obsolescence, as well as the significance of your inventory balance relative to total current assets, please expand your disclosure in the “Critical Accounting Principles” section of MD&A to discuss the significant judgments, estimates and assumptions associated with the accounting for your inventory, including obsolescence. In this regard, your disclosure should discuss (i) the nature of any significant estimates and/or assumptions used in measuring inventory costs, (ii) how you arrive at those estimates and/or assumptions, (iii) how accurate your estimates and/or assumptions have been in the past, (iv) how much your estimates and/or assumptions have changed in the past, (v) whether your estimates and/or assumptions are reasonably likely to change in the future, and (vi) the degree of management judgment used in allocating overhead and the basis for such judgment. Refer to Section V of our release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further instruction. In addition, please revise your inventory accounting policy in Note A to your financial statements to indicate that your inventory costing method approximates costs determined on a LIFO basis. Refer to footnote 3 to Chapter 4 of ARB 43 for further guidance.

As noted in our response to comment number 1 above, the Company does not use standard costing. Rather the Company’s inventory is determined based on the actual cost of material and labor and allocations of variable and fixed manufacturing overhead. The primary judgment exercised by the Company in costing inventory is determining the appropriate amount of actual manufacturing overhead costs that should be recorded as inventory, calculated based upon a percentage of direct labor relating to the items included in finished goods and work-in-progress inventory.

The amounts of manufacturing overhead recorded as inventory at July 31, 2008 and April 30, 2009 were $5,112 and $4,458, respectively. We believe that these numbers are relatively insignificant in relationship to total inventory due to the Company maintaining minimal finished goods inventory and the short production cycle for work-in-process. In addition, due to the high turnover and common usage amongst models of the Company’s raw material inventories, obsolescence has been minimal. Reserves for obsolescence at July 31, 2008 and April 30, 2009 were $879 and $1,367, respectively. Due to the insignificant amounts of the items referred to above, we do not believe that it is appropriate to expand our disclosure in the “Critical Accounting Principles” section of MD&A to discuss the significant judgments, estimates and assumptions associated with the accounting for our inventory.

The Company will disclose within Footnote A, Summary of Significant Accounting Policies in our Form 10-K for the period ending July 31, 2009, the expanded disclosure noted in our response to Comment No. 3, in our letter to you dated June 4, 2009.
Financial Statements

Notes to Consolidated Financial Statements
F. Income Taxes, page F-12
6.	We have reviewed the proposed disclosure that was provided in response to our prior comment number 6. In your disclosure regarding “Current Federal Tax Expense,” you state that federal tax expense increased by $6,701 as a result of other temporary items as detailed in the “Summary of Deferred Income Taxes Table” included in Form 10-K for fiscal 2008. While we acknowledge that the items included in the aforementioned table would impact your total reported tax expense, it is not clear to us how such items would impact your current federal tax expense. Also, it is not apparent from the “Summary of Deferred Income Taxes Table” how the $6,701 is derived therefrom. Please advise with a view toward disclosure.

Since deferred tax items became current tax items, the appropriate tax provision presentation in the “Income taxes: table” included in Form 10K for fiscal 2008, was to reflect these events broad, in both current tax expense and deferred tax benefit. Current federal tax expense increased by $6,701 because current federal tax liability increased by $6,701, and similarly, deferred federal tax expense decreased by $6,701 because deferred tax liabilities decreased by $6,701. The amount of total reported tax expense was unchanged.

The “Summary of Deferred Income Taxes Table” included in Form 10-K for fiscal 2008 provided detail of the deferred tax assets and liabilities on the balance sheet as of July 31, 2008 and the prior two years. The net change in deferred tax assets and liabilities from fiscal 2007 to fiscal 2008 was recorded in fiscal 2008 as deferred tax benefit, except for the change in deferred tax assets and liabilities related to employee stock options which were required to be recorded as components of shareholders’ equity. Please see the reconciliation below:

	2008	2007
Total Net Deferred Tax Asset per 10-K	$34,998	$2,645
Less amounts recorded to shareholders’ equity	(562)	0
Less Product Warranty separately discussed	(23,260)	(1,980)

Other Net Deferred Tax Asset	$11,176	$665

The change in Other Net Deferred Tax Asset was $10,511 ($11,176 less $665) of which, $6,701 was federal deferred tax benefit and $3,810 was state deferred tax benefit.

See the response to comment number 7 below for our proposed disclosure. Similar disclosure will be included in our Form 10-K for the fiscal year ending July 31, 2009.

7.	In the proposed disclosure contained in your response to comment number 6 you refer to the $12,000 Indiana tax settlement recorded in 2007 in explaining the variances in current state and local tax expense between the respective comparative periods. However, your description of this settlement refers to the reversal in 2007 of associated remaining reserves that had been established of only $7,000. Please clarify for us and in your disclosure the relationship between these amounts. Additionally, although you refer to this current state tax benefit in 2007 as $7,800 net of federal taxes apparently with respect to net overall current tax expense, the federal tax effect of this benefit (presumably, $4,200 expense) is not apparent in the explanation of the variance in current federal tax expense between 2007 and the respective comparative periods, and such effect appears to be material to current federal tax expense. Please advise or revise as appropriate.

To clarify the $12,000 Indiana tax settlement recorded in 2007, the $7,000 reserve amount referenced in the description of this settlement, the explanation of the yearly comparative variances in current state and local tax expense and current federal tax expense and the relationship with the changes in deferred taxes, including the $6,701 from point 6 discussed above, we propose to modify and expand (items underlined below) our response to prior comment number 6 in relevant part as follows:

“Current Federal Tax Expense

. . . Additionally, the federal tax expense and deferred tax benefit increased by $6,701 as a result of other temporary items as detailed in the Summary of Deferred Income Taxes Table included in Form 10-K for fiscal 2008. The increase in current federal tax expense in 2008 was offset in part by $15,559 less federal tax because of $44,453 less pretax income in 2008 than in 2007. Current federal tax expense also decreased by $4,200 from 2007 to 2008 due to the change in current state tax expense resulting from the settlement of a tax dispute with the State of Indiana during 2007. The other changes to current federal tax expense, including Unrecognized Tax Benefits Pursuant to FIN 48, are detailed in the schedule below.

. . . Current federal tax expense increased by $4,200 from 2006 to 2007 due to the change in current state tax expense resulting from the Indiana settlement. The other changes in current federal tax expense are detailed in the schedule below.”

“Current State and Local Tax Expense

. . . The remaining reserves for the uncertain tax positions at the time of resolution with the State of Indiana of approximately $10,800 ($7,000, net of federal tax benefit) had been established in 2003 through 2006. The Company treated these reserves and a $1,200 refund ($800, net of federal tax benefit) as gain contingencies. . .”
Form 10-Q: For the quarterly period ended January 31, 2009
Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements
Segment Information, page 5
8.	Refer to your response to prior comment number 12. We note that the towable recreational vehicle (TRV) segment has a consistent history of declining revenues and income before taxes since October 31, 2006. We further note from the response that (i) a substantial portion of the goodwill ($120.0 million out of $143.8 million) and trademarks ($7.0 million out of $10.2 million) of the TRV segment are assigned to the Keystone reporting unit, (ii) you state Keystone experienced the largest absolute dollar change in operating results and was responsible for the majority of the decrease in pre-tax income for the TRV segment for the six months ended January 31, 2009 compared to the prior year, and (iii) you state the estimated industry TRV unit sales reflected in the analysis performed at April 30, 2009 were decreased for 2010 through 2013 by what appears to be 32% from prior projections. Please provide us with a copy of the impairment analysis performed in regard to the goodwill and trademarks for Keystone as of April 30, 2009. Tell us the significant assumptions, estimates, projections and variables used in the analysis that derive an estimated fair value of 2.4 times the carrying the carrying amount for Keystone. In particular, explain to us how the reduced estimated industry TRV unit sales for 2010 through 2013 mentioned above were incorporated into the analysis for Keystone and the impact of such on the results of the analysis. Explain to us why you believe the significant items used in the analysis and your overall conclusion in regard to goodwill and trademark impairment for Keystone are reasonable under the circumstances. In support of the reasonableness of the significant items used in the analysis, include a comparison of the amounts used in the analysis to actual amounts incurred in each quarter within the prior and current fiscal periods for Keystone, including net sales and net operating results for the unit. If available, tell us your expectations of the results for Keystone for the fourth quarter of fiscal 2009.

The impairment analysis performed in regard to the goodwill and trademarks for Keystone was provided to the Commission under separate cover on a confidential basis. We used a discounted cash flow model (“DCF”) to estimate the fair value of our Keystone reporting unit and the Relief from Royalty method was used to estimate the fair market value of Keystone’s trademarks.

The significant assumptions used in our DCF models and why we believe those assumptions are reasonable were as follows:
1)	Net sales incorporated the following assumptions:
a.	2009 net sales were based upon a combination of actual sales through the third quarter and management’s estimates for the remaining portion of the year, using market knowledge and data provided by “Roadsigns”. Roadsigns is published quarterly by the Recreation Vehicle Industry Association (RVIA) based on projections prepared by Dr. Richard Curtin of the University of Michigan.
i.	TRV 2009 industry unit sales were based upon data provided by the Dr. Curtin Roadsigns publication, which reflected significant decreases in unit sales from 2008. The Company incorporated these decreases into the 2009 estimated TRV industry unit sales used in Keystone’s projections. The 2010 through 2013 TRV industry unit sales incorporated an annual 4% increase. The Company believes that the assumption that the TRV industry unit sales will begin to increase in 2010 is reasonable based upon the following:
a)	Recent TRV industry data published by the RVIA, as provided by Dr. Curtin in Roadsigns, project substantial TRV industry growth in 2010 particularly in Travel Trailer and Fifth Wheel units which are projected to increase by 28% and 17% respectively compared to 2009.

b)	TRV industry actual unit sales for March through May of 2009 reflect a slight upward trend compared to a downward trend for the same months in 2008.

c)	Dealer lot inventories were significantly lower at April 30, 2009 than in 2008.

d)	Keystone’s shipments for March through June 2009 reflect a slight upward trend compared to a downward trend for the same period in 2008. Keystone’s actual June 2009 unit sales were in excess of June 2008 unit sales.

e)	In addition, Keystone’s June 2009 backlog was larger than the June 2008 backlog.
2)	Sales prices were assumed to increase 3% per year. The Company believes that this assumption is reasonable due to the economic downturn in the RV industry reducing the number of competitors and historical experience.

3)	Gross profits for 2010 through 2013 were assumed to gradually increase to historical levels. The Company believes that this assumption is reasonable due to recent actual upward trends in Keystone’s gross profits and the current gross margin being below historical levels.

4)	Operating expenses for 2010 through 2013 were assumed to gradually decrease as a percentage of net sales to historical levels. The Company believes this assumption is reasonable due to the actual historical relationship of operating expenses to net sales.

5)	Capital expenditures were assumed to be minimal, which the Company believes is reasonable based upon historical expenditures and low growth assumptions. Capital expenditures and depreciation were assumed to be equal in the terminal year.

6)	The discount rate of 16.5% was calculated using a build up summation method and compared to rates used by other entities associated with the RV industry. The Company believes this assumption is reasonable based upon consultation with an independent valuation firm.

7)	The methodology used to calculate the estimated fair market value of Keystone’s trademarks was the Relief From Royalty method, for which we applied a 0.25% royalty rate to the net sales projections and discounted the cash flows at a discount rate of 16.5%.
Additionally, we performed sensitivity analysis on the estimated fair value by incorporating the following assumptions into the discounted cash flow model:
•	Assumed no industry market increases in the number of units shipped through 2013

•	Assumed no price increases realized through 2013

•	Assumed no market share increases through 2013

•	Assumed a discount rate of 20%
After incorporating the modification of the four assumptions referred to above, the estimated fair value of Keystone and Keystone’s trademarks were in excess of their carrying values by significant amounts. We do not believe the assumptions used in the sensitivity analysis are reasonable. However, the results provide further support for our conclusion that Keystone’s goodwill and trademarks are not impaired.

The results of our analysis indicated that the estimated fair value of Keystone exceeded the carrying value of net assets by approximately 2.4 times. In addition, the established fair value of Keystone’s trademarks exceeded the carrying value by approximately 1.6 times. Therefore we conclude that there is no impairment of Keystone’s goodwill or intangible assets as of April 30, 2009.
Form 10-Q: For the quarterly period ended April 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended April 30, 2009 vs. Three Months Ended April 30, 2008
Segment Reporting
Buses, page 22
9.	Please tell us why and disclose the self insurance reserve was increased by $4 million during the quarter.

The Company will disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the fiscal year ending July 31, 2009 a paragraph similar to the following describing the increase in the self-insurance reserve:
The self-insurance reserve was increased by $4 million to provide for our full $5 million self-insured retention (SIR) related to an accident case arising out of our operations in the normal course of business. Based upon advice from outside legal counsel, we concluded that it was probable that settlement of the case would require us to pay an amount at least equal to the SIR. Amounts above the SIR, up to a certain dollar amount, are covered by our excess insurance policy.
We do not believe disclosure related to this case was required in Part II, Item 1 of our quarterly report on Form 10-Q for the quarter ended April 30, 2009. In this regard, we considered the guidance provided in SFAS No. 5 and Item 103 of Regulation S-K. We will evaluate any changes in facts and circumstances at the date of the filing of our Annual Report on Form 10-K for the period ending July 31, 2009 to determine if disclosure of this case is required.
Financial Condition and Liquidity, page 28
10.	We note that net cash of operating activities for the current period presented on the statement of cash flows in this filing and each preceding filing back to the 2008 Form 10-K is materially less than that for the comparative period without any analysis of the reasons for the lower amount. Although this may be due in some degree to the comparatively lower results of operating the current periods, please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. Accordingly, please disclose in terms of cash the reasons and associated underlying drivers contributing to material variances in net cash of operating activities. Also note that references solely to changes in line items in the statement of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

The disclosure in future filings will be revised to address the Staff’s comment. To illustrate our proposed disclosure, we have provided below expanded language regarding cash flows from operating activities, using the numbers from our quarterly report on Form 10-Q for the quarterly period ended April 30, 2009.

Operating Activities

Cash generated from operating activities for the nine months ended April 30, 2009 was $2,071, a decrease of 96% versus the comparable prior year period due to a significant decline in unit volume, gross profit and a net loss for the period. The combination of net loss and non-cash items (primarily depreciation, amortization, goodwill and trademark impairment, deferred income taxes and gains on disposition of assets) provided $14,094 of operating cash compared to $77,866 in the prior year period. This was offset by an increase in working capital, driven primarily by accounts receivable, inventories, accounts payable, and accrued liabilities. Accounts receivable and inventory decreased primarily due to the decline in unit volume. Accounts payable and accrued liabilities declined primarily due to lower spending levels. Working capital at April 30, 2009 was $283,436 compared to $279,504 at July 31, 2008.
* * *

In addition, we confirm that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact the undersigned at (574) 970-7422 with any questions or comments regarding any of the foregoing.
Very truly yours,
/s/ Christian G. Farman
Christian G. Farman
Chief Financial Officer

EXHIBIT I
FISCAL 2008 VS. FISCAL 2007

			Change
	Fiscal 2008	Fiscal 2007	Amount	%
NET SALES
Recreation Vehicles
Towables	$1,763,099	$1,890,100	$(127,001)	(6.7)
Motorized	461,856	565,523	(103,667)	(18.3)

Total Recreation Vehicles	2,224,955	2,455,623	(230,668)	(9.4)
Buses	415,725	400,685	15,040	3.8

Total	$2,640,680	$2,856,308	$(215,628)	(7.5)

# OF UNITS
Recreation Vehicles
Towables	78,888	87,506	(8,618)	(9.8)
Motorized	5,863	7,634	(1,771)	(23.2)

Total Recreation Vehicles	84,751	95,140	(10,389)	(10.9)
Buses	6,280	6,497	(217)	(3.3)

Total	91,031	101,637	(10,606)	(10.4)

		% of		% of
		Segment		Segment	Change
		Net Sales		Net Sales	Amount	%
GROSS PROFIT
Recreation Vehicles
Towables	$246,505	14.0	$273,445	14.5	$(26,940)	(9.9)
Motorized	35,928	7.8	55,334	9.8	(19,406)	(35.1)

Total Recreation Vehicles	282,433	12.7	328,779	13.4	(46,346)	(14.1)
Buses	39,993	9.6	34,516	8.6	5,477	15.9

Total	$322,426	12.2	$363,295	12.7	$(40,869)	(11.2)

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		% of		% of
		Segment		Segment	Change
		Net Sales		Net Sales	Amount	%
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Recreation Vehicles
Towables	$102,356	5.8	$107,804	5.7	$(5,448)	(5.1)
Motorized	28,899	6.3	30,068	5.3	(1,169)	(3.9)

Total Recreation Vehicles	131,255	5.9	137,872	5.6	(6,617)	(4.8)
Buses	18,088	4.4	14,809	3.7	3,279	22.1
Corporate	27,725	—	25,016	—	2,709	10.8

Total	$177,068	6.7	$177,697	6.2	$(629)	(.4)

INCOME BEFORE INCOME TAXES
Recreation Vehicles
Towables	$146,306	8.3	$165,259	8.7	$(18,953)	(11.5)
Motorized	(522)	(.1)	25,140	4.4	(25,662)	(102.1)

Total Recreation Vehicles	145,784	6.6	190,399	7.8	(44,615)	(23.4)
Buses	21,132	5.1	18,997	4.7	2,135	11.2
Corporate	(14,509)	—	(12,536)	—	(1,973)	15.7

Total	$152,407	5.8	$196,860	6.9	$(44,453)	(22.6)

ORDER BACKLOG

	As of	As of	Change
	July 31, 2008	July 31, 2007	Amount	%
Recreation Vehicles
Towables	$106,792	$276,136	$(169,344)	(61.3)
Motorized	38,774	84,718	(45,944)	(54.2)

Total Recreation Vehicles	145,566	360,854	(215,288)	(59.7)
Buses	260,805	228,862	31,943	14.0

Total	$406,371	$589,716	$(183,345)	(31.1)

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CONSOLIDATED
Net sales and gross profit for fiscal 2008 were down 7.5% and 11.2%, respectively, compared to fiscal 2007. Selling, general and administrative expenses for fiscal 2008 decreased 0.4% compared to fiscal 2007. Income before income taxes for fiscal 2008 was down 22.6% compared to fiscal 2007. The specifics on changes in net sales, gross profit, general and administrative expense and income before income taxes are addressed in the segment reporting below.
[2-4] Corporate selling, general and administrative expenses were $27,725 for fiscal 2008 compared to $25,016 for fiscal 2007. This increase resulted from increases of $2,033 for self insurance costs related to products liability and medical claims, $1,984 for legal and accounting expenses due to increased professional services primarily for tax and growth initiatives, $3,393 for a charge related to higher vehicle repurchase activity resulting from a decline in the recreation vehicle industry and $478 for an unclaimed property tax settlement. These increases were offset by a decrease in legal costs of $5,480 related to the previously disclosed Dutchmen investigation.
Corporate interest income and other income was $13,333 for fiscal 2008 compared to $12,499 for fiscal 2007.
The overall annual effective tax rate for fiscal 2008 was 39.2% on $152,407 of income before income taxes, compared to 31.6% on $196,860 of income before taxes for fiscal 2007. The primary reasons for this increase in rate were (1) an increase in our liability for unrecognized tax benefits pursuant to FIN 48, (2) the increased impact of specific permanent items when compared to lower income before income taxes, including impairment charges, and (3) the reversal in fiscal 2007 of income tax reserves due to settlements of an Internal Revenue Service examination and a tax dispute with the state of Indiana. The tax dispute with the state of Indiana involved a disagreement on the eligibility of the Company to file a unitary state tax return. The Company had established reserves for this dispute in fiscal 2003 through 2006, which it reversed in fiscal 2007. In the settlement agreement with Indiana, the Company obtained permission to file a unitary state tax return for fiscal 2006 and thereafter which is expected to be favorable to the overall annual effective tax rate.

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SEGMENT REPORTING
Towable Recreation Vehicles

Analysis of Change in Net Sales for Fiscal 2008 vs. Fiscal 2007

		% of		% of
		Segment		Segment		%
	Fiscal 2008	Sales	Fiscal 2007	Sales	Change	Change

NET SALES:
Towables
Travel Trailers	$864,796	49.0	$921,204	48.7	$(56,408)	(6.1)
Fifth Wheels	839,168	47.6	902,873	47.8	(63,705)	(7.1)
Other	59,135	3.4	66,023	3.5	(6,888)	(10.4)

Total Towables	$1,763,099	100.0	$1,890,100	100.0	$(127,001)	(6.7)

		% of		% of
		Segment		Segment		%
	Fiscal 2008	Shipments	Fiscal 2007	Shipments	Change	Change

# OF UNITS:
Towables

Travel Trailers	48,855	61.9	53,459	61.1	(4,604)	(8.6)
Fifth Wheels	28,169	35.7	31,720	36.2	(3,551)	(11.2)
Other	1,864	2.4	2,327	2.7	(463)	(19.9)

Total Towables	78,888	100.0	87,506	100.0	(8,618)	(9.8)

IMPACT OF CHANGE IN PRICE ON NET SALES:

%
Increase
Towables
Travel Trailer	2.5%
Fifth Wheel	4.1%
Other	9.5%
Total Towables	3.1%
[1-2] The decrease in towable net sales of 6.7% resulted primarily from a 9.8% decrease in unit shipments offset by a 3.1% increase in the impact of the change in price per unit. The overall industry decrease in wholesale unit shipments of towables for August 2007 through July 2008 was 10.7% according to statistics published by the Recreation Vehicle Industry Association.

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[1-2, 2-5] {C} The impact of the change in price per unit of towables was an increase of 3.1%, which included increases in travel trailers and fifth wheels of 2.5%, and 4.1%, respectively, in fiscal year 2008 as compared to fiscal year 2007. These increases were primarily due to increased freight costs associated with higher fuel prices, and demand by customers for additional features or upgrades, offset by decreases resulting from increased discounts and increased wholesale and retail incentives provided to customers. Additional discounts and incentives were provided as a result of an overall decline in the recreation vehicle industry.
[2-1] {C} Towable gross profit decreased $26,940 to $246,505 or 14.0% of towable net sales for fiscal 2008 compared to $273,445 or 14.5% of towable net sales for fiscal 2007. The decrease in gross profit was due primarily to the 9.8% decrease in unit sales volume. In addition, decreases in gross profit resulted from the 3.6% increase in the impact of the change in the cost per unit, which occurred due to the addition of extra product options on units demanded by customers, the costs of which were not fully recoverable.
[2-1] {A} Cost of products sold decreased $100,061 to $1,516,594 or 86% of towable net sales for fiscal 2008 compared to $1,616,655 or 85.5% of towable net sales for fiscal 2007. The change in material, labor, freight-out and warranty comprised $93,416 of the $100,061 decrease in cost of products sold and was due to decreased sales volume. Material, labor, freight-out and warranty as a percentage of net sales increased to 78.7% from 78.3% from fiscal 2007 to 2008. The individual relationships of material, labor, freight-out and warranty to net sales did not vary significantly in fiscal 2008 compared to fiscal 2007. Manufacturing overhead decreased $12,356 to $123,617 in fiscal 2008 compared to $135,973 in fiscal 2007. Variable costs in manufacturing overhead decreased $11,725 to $110,172 or 6.2% of towable net sales for fiscal 2008 compared to $121,897 or 6.4% of towable net sales for fiscal 2007 due to lower production. Fixed costs in manufacturing overhead, which consist primarily of facility costs and property taxes, decreased $631 to $13,445 in fiscal 2008 from $14,076 in fiscal 2007. In addition, cost of products sold included an impairment and other charges of $5,711, of which $5,411 related to the sale of our Thor California subsidiary and $300 related to the write-down of certain properties to fair value.
[2-4] {B} Selling, general and administrative expenses were $102,356 or 5.8% of net towable sales for fiscal 2008 compared to $107,804 or 5.7% of net towable sales for fiscal 2007. The primary reason for the $5,448 decrease in selling, general and administrative expenses was decreased net sales, which caused commissions, bonuses and other compensation to decrease by $5,647. In addition, legal and settlement costs decreased by $2,639 due to resolution of various legal and product disputes during 2007. These decreases were offset by increases of $619 for self insurance costs related to products liability and medical claims, $777 for vehicle repurchase activities resulting from a decline in the recreation vehicle industry and $560 for accounting and related expenses due to increased outsourcing of professional services.
Towable income before income taxes decreased to 8.3% of net sales for fiscal 2008 from 8.7% of net sales for fiscal 2007. The primary factor for this decrease was the reduction in unit sales and corresponding margins.

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Motorized Recreation Vehicles
Analysis of Change in Net Sales for Fiscal 2008 vs. Fiscal 2007

		% of		% of
		Segment		Segment		%
	Fiscal 2008	Sales	Fiscal 2007	Sales	Change	Change

NET SALES:
Motorized
Class A	$306,577	66.4	$383,938	67.9	$(77,361)	(20.1)
Class C	152,134	32.9	170,709	30.2	(18,575)	(10.9)
Other	3,145	0.7	10,876	1.9	(7,731)	(71.1)

Total Motorized	$461,856	100.0	$565,523	100.0	$(103,667)	(18.3)

		% of		% of
		Segment		Segment		%
	Fiscal 2008	Shipments	Fiscal 2007	Shipments	Change	Change

# OF UNITS:
Motorized
Class A	3,192	54.4	4,450	58.3	(1,258)	(28.3)
Class C	2,631	44.9	3,023	39.6	(392)	(13.0)
Other	40	0.7	161	2.1	(121)	(75.2)

Total Motorized	5,863	100.0	7,634	100.0	(1,771)	(23.2)

IMPACT OF CHANGE IN PRICE ON NET SALES:

%
Increase
Class A	8.2%
Class C	2.1%
Other	4.1%
Total Motorized	4.9%
The decrease in motorized net sales of 18.3% resulted primarily from a 23.2% decrease in unit shipments offset by the impact of a 4.9% increase in the impact of the change in price per unit. The overall industry decrease in wholesale unit shipments of motorhomes for the period August 2007 through July 2008 was 23.0% according to statistics published by the Recreation Vehicle Industry Association.
[1-2, 2-5] {C} The impact of the change in the price per unit of motorized was an increase of 4.9%, which included increases in Class A and Class C motorized units of 8.2%, and 2.1%, respectively, in fiscal year 2008 as compared to fiscal year 2007. The primary reasons for the

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increase in price per unit of Class A’s was due to a combination of diesel sales making up more of the mix of Class A (25.7% in 2008 and 20.1% in 2007) sales in fiscal year 2008 as compared to fiscal year 2007, increased freight costs associated with higher fuel prices and demand by customers for additional features. Diesels are larger and more expensive than gas Class A units. These increases were offset by decreases resulting from increased discounts and increased wholesale and retail incentives provided to customers. The primary reason for the increase in Class C unit price was due to increased freight costs associated with higher fuel prices, and demand by customers for additional features or upgrades. Additional discounts and incentives were provided as a result of an overall decline in the recreation vehicle industry.
[2-1] {C} Motorized gross profit decreased $19,406 to $35,928 or 7.8% of motorized net sales for fiscal 2008 compared to $55,334 or 9.8% of motorized net sales for fiscal 2007. The decrease in gross profit was due primarily to the 23.2% decrease in unit sales volume. In addition, decreases in gross profit resulted from the 6.7% increase in the impact of the change in the cost per unit, which occurred due to the addition of extra product options on units demanded by customers, the costs of which were not fully recoverable. We also experienced increases in the cost of copper, steel, aluminum and wood which were not immediately passed on to our customers.
[2-1] {A} Cost of products sold decreased $84,261 to $425,928 or 92.2% of motorized net sales for fiscal 2008 compared to $510,189 or 90.2% of motorized net sales for fiscal 2007. The change in material, labor, freight-out and warranty comprised $82,979 of the $84,261 decrease in cost of products sold and was due to decreased sales volume. Material, labor, freight-out and warranty as a percentage of net sales increased to 85.2% from 84.3% from fiscal 2007 to 2008. The individual relationships of labor, freight-out and warranty to net sales did not vary significantly in fiscal 2008 compared to fiscal 2007. However, material costs in relationship to net sales increased 0.9% due to increased costs for copper, steel, aluminum and wood which were not immediately passed on to our customers. Manufacturing overhead decreased $2,808 to $30,683 in fiscal 2008 compared to $33,491 in fiscal 2007. Variable costs in manufacturing overhead decreased $3,005 to $26,809 or 5.8% of motorized net sales for fiscal 2008 compared to $29,814 or 5.3% of motorized net sales for fiscal 2007 due to lower production. Fixed costs in manufacturing overhead, which consist primarily of facility costs and property taxes, increased $197 to $3,874 in fiscal 2008 from $3,677 in fiscal 2007. In addition, cost of products sold includes charges of $1,526 related to the write-down of certain properties to fair value.
[2-4] {B} Selling, general and administrative expenses were $28,899 or 6.3% of motorized net sales for fiscal 2008 compared to $30,068 or 5.3% of motorized net sales for fiscal 2007. The primary reason for the $1,169 decrease in selling, general and administrative expenses was decreased net sales which caused commissions, bonuses and other compensation to decrease by $3,559. In addition, legal and settlement costs decreased by $553 due to resolution of various legal and product disputes during 2007. These decreases were offset by increases of $2,746 primarily for the settlement of a single self insurance product liability claim.
Motorized income before income taxes was (.1)% of net sales for fiscal 2008 and 4.4% of net sales for fiscal 2007. This reflects the impact of the decrease in net sales and related gross profit

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and goodwill and asset write-downs of $7,535 and $1,662, respectively, at one of our subsidiaries.
Buses
Analysis of Change in Net Sales for Fiscal 2008 vs. Fiscal 2007

	Fiscal 2008	Fiscal 2007	Change	% Change
Net Sales	$415,725	$400,685	$15,040	3.8
# of Units	6,280	6,497	(217)	(3.3)
Impact of Change in Price on Net Sales				7.1
The increase in buses net sales of 3.8% resulted from a 3.3% decrease in unit shipments which was offset by the impact of a 7.1% increase in the impact of the change in the price per unit.
[1-2, 2-5] {C} The impact of the change in the price per unit of buses increased 7.1% in fiscal year 2008 as compared to fiscal year 2007, which increase was primarily due to the additional features included in our buses as a result of our customers’ requests.
[2-1] Buses gross profit increased $5,477 to $39,993 or 9.6% of buses net sales for fiscal 2008 compared to $34,516 or 8.6% of buses net sales for fiscal 2007. The increase in gross profit resulted from the impact of the 7.1% increase in the price per unit, being in excess of the impact of the 5.9% increase in the cost per unit.
[2-1] {A} Cost of products sold increased $9,563 to $375,732 or 90.4% of net bus sales for fiscal 2008 compared to $366,169 or 91.4% of net bus sales for fiscal 2007. The increase in material, labor, freight-out and warranty represents $7,139 of the $9,563 increase in cost of products sold. Material, labor, freight-out and warranty as a percentage of net sales decreased to 83.1% from 84.4% from fiscal 2007 to 2008. The individual relationships of labor, freight-out and warranty to net sales did not vary significantly in fiscal 2008 compared to fiscal 2007. However, material costs in relationship to net sales decreased 1.2% due to a combination of better procurement and higher prices and sales. Manufacturing overhead increased $2,424 to $30,445 in fiscal 2008 compared to $28,021 in fiscal 2007. Variable costs in manufacturing overhead increased $2,203 to $28,007 or 6.7% of buses net sales for fiscal 2008 compared to $25,804 or 6.4% of buses net sales for fiscal 2007 due to lower unit production. Fixed costs in manufacturing overhead, which consist primarily of facility costs and property taxes, increased $221 to $2,438 in fiscal 2008 from $2,217 in fiscal 2007.
[2-4] {B} Selling, general and administrative expenses were $18,088 or 4.4% of net buses sales for fiscal 2008 compared to $14,809 or 3.7% of net buses sales for fiscal 2007. The primary reasons for the $3,279 increase in selling, general and administrative expenses were increased net sales which caused commissions, bonuses and other compensation to increase by $1,078.

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Additional increases of $466 occurred in advertising and selling related costs due to increased sales activities, and $1,251 primarily for self insurance and legal costs related to a single product liability case.
Buses income before income taxes increased to 5.1% of net sales for 2008 from 4.7% of net sales for fiscal 2007 due to increased net sales and related gross profit.

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